Exhibit 21.1

Subsidiaries of Playtika Holding Corporation

Legal Name	Jurisdiction of Incorporation of Organization
Playtika Ltd.	Israel
Playtika UK - House of Fun Limited	England and Wales
Playtika Santa Monica Holdings, LLC	Nevada
Reworks Oy	Finland
Supertreat GMBH	Austria
Wooga GMBH	Germany